                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           Report of Foreign Issuer


                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        for the month of February, 2000
                                         --------



                           FANTOM TECHNOLOGIES INC.
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)



                               1110 Hansler Road
                       Welland, Ontario, Canada L3B 5S1
--------------------------------------------------------------------------------
                   (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


          Form 20-F   X             Form 40-F ___
                    -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 under the Securities Exchange Act of 1934.

          Yes ____                  No   X
                                       -----

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                FANTOM TECHNOLOGIES INC.


Date:  February 6, 2001                         by: /s/ Walter J Palmer
                                                   --------------------
                                                   Walter J. Palmer
                                                       Secretary

                                   ITEM LIST


     1.    Press Release dated February 2, 2001

     2.    Press Release dated February 2, 2001

                                                                    NEWS RELEASE

--------------------------------------------------------------------------------
                Breakthrough in Home Water Treatment Ready for
                                Canadian Launch
             FANTOM(R) CALYPSO(TM) Microbiological Water Processor
                         Completes Third-Party Testing

TORONTO, February 2, 2001 - Consumers will soon be able to buy one of the most significant breakthrough products for home water treatment, the FANTOM(R) CALYPSO(TM) Microbiological Water Processor.

"This countertop appliance gives consumers confidence that they are drinking microbiologically safe, great-tasting water," said Allan Millman, President and CEO of Fantom. "It's like having a state-of-the-art municipal water-treatment facility, or water-bottling plant, in the home."

What makes the CALYPSO(TM) appliance so unique is that it incorporates processes used by the world's most advanced municipal water-treatment facilities and water-bottling plants to kill microorganisms, eliminate or reduce many contaminants and provide delicious-tasting water. In the first stage of the treatment process, ozone, one of the most powerful and safe disinfecting agents available for water treatment, is bubbled through the water to kill potentially harmful microorganisms. In the second stage, the water is pumped through a custom-blended, carbon-block filter.

This revolutionary appliance has been thoroughly tested for its disinfection efficacy and filtration efficiency by third-party laboratories specializing in water testing.

Four different types of microorganisms were used to test the CALYPSO(TM) appliance's disinfection efficacy: MS2 Coliphage, Escherichia coli (E. coli) 0157:H7, Salmonella typhimurium and Bacillus subtilis spores. E. coli and Salmonella typhimurium are pathogenic bacteria that can contaminate drinking water. MS2 coliphage, E. coli and Bacillus subtilis spores can act as surrogates for specific microorganisms: MS2 coliphage for human enteric viruses such as Coxsackie, Norwalk and Polio; E. coli for bacteria such as Listeria monocytogenes and Staphylococcus aureus; and Bacillus subtilis spores for Cryptosporidium and Giardia.

The disinfection studies were undertaken by an independent microbiological laboratory, GAP EnviroMicrobial Services, using United States Environmental Protection Agency (USEPA) Test Waters No. 1 and 3, as outlined in the "Guide Standard and Protocol for Testing Microbiological Water Purifiers (April 1997)." USEPA Test Water No. 1 is similar to most municipal drinking waters, but does not contain disinfectants such as chlorine. USEPA Test Water No. 3 is a stressed-challenge water that has been altered both chemically and physically to provide a "worst case" scenario. The microbial cell concentrations tested were much higher than that found in even grossly contaminated drinking water.

The FANTOM(R) CALYPSO(TM) Microbiological Water Processor achieved what Fantom believes are unprecedented results for a countertop, water-treatment device.
The percent reductions for both test waters after the two-stage process of ozone application and carbon-block filtration were equal to or greater than 99.99999% (7 log) for MS2 coliphage, 99.99999999% (10 log) for Eschichia coli (E. coli) 0157:H7, 99.999999% (8 log) for Salmonella typhimurium, and 99.9999% (6 log) for Bacillus subtilis spores.

NSF International has tested and certified the CALYPSO(TM) product according to NSF Standard 42 "Drinking Water Treatment Units - Aesthetic Effects" and NSF Standard 53 "Drinking Water Treatment Units - Health Effects." Based on the NSF test reports, the Water Quality Association in the United States has qualified Fantom to use the Water Quality Association's Gold Seal.

The new appliance has also passed all the testing requirements for CSA International (required for sale in Canada) and is in the final stages of testing with Underwriters Laboratories Inc. in the United States.

With its regulatory and microbiological testing complete for Canada, Fantom is preparing to introduce the CALYPSO(TM) product to the Canadian market. Manufacturing is slated to begin at Fantom's Welland plant in the current calendar quarter.

Once testing is completed at Underwriters Laboratories Inc., the Company will be in a position to commence shipping to 48 of the 50 states. Two states, Iowa and California, have separate certification requirements that Fantom is pursuing.

About Fantom Technologies

Fantom Technologies Inc. of Ontario, Canada is a growth-oriented, household-appliance company, seeking the best ideas in technology that will make daily living better for consumers. Fantom changed the face of the vacuum cleaner industry in North America with its line of dual-cyclonic vacuums. The Company is developing several new products based on proprietary technology and has aggressive plans to expand the markets and geographic territories in which it competes. Since May 1998, eighty-seven utility patent applications have been filed for technologies the Company is either acquiring or exclusively licensing through its association with Omachron Technologies, Inc. Of these, twenty-seven have already been allowed by the United States patent office.

For more information about Fantom Technologies, visit the Company's web site at www.fantom.com.

The foregoing information includes certain statements relating to the Company which are forward-looking statements under Section 21E of the United States Securities Exchange Act of 1934. The words "believes", "slated" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements are based on assumptions made by, and information available to, the Company. However, there are important factors that could cause actual results to differ materially from those in such forward-looking statements including, among others, the contingencies arising from the uncertainties which are inherent in the development of new technology and the unanticipated costs and time delays which often arise in the process of developing new products based on innovative technology. The Company does not intend, and assumes no obligation, to update the forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.


For more information, please contact:

Linda Watson
Vice President, Marketing
416-622-9740 Ext. 240

                                                           AMENDED NEWS RELEASE*
________________________________________________________________________________
                       Fantom Technologies Inc. Reports
                            Second Quarter Results
                     ~Also Updates New-Product Initiatives


TORONTO, February 2, 2001* - Fantom Technologies Inc. (TSE: FTM; NASDAQ: FTMTF) announced its second quarter results today. For the three months ended December 31, 2000 (Q2 F'2001) the Company recorded a net loss of $3.2 million or $0.35 per share (based on 9,130,408 shares outstanding) compared with net income of $3.5 million or $0.39 per share (based on 9,098,008 shares outstanding) for the year-earlier period. Sales were $39.5 million compared with $60.9 million for the year-earlier period.

For the six months ended December 31, 2000 the Company recorded a net loss of $3.4 million or $0.37 per share (based on 9,130,408 shares outstanding) compared with net income of $6.9 million or $0.76 per share (based on 9,072,063 shares outstanding) for the year-earlier period. Sales were $89.1 million compared with $118.0 million for the year-earlier period.

The Company's results were affected by intense competitive activity within the bagless segment of the vacuum-cleaner market. All major competitors have introduced bagless vacuums following Fantom's successful origination of the category. This has led to less differentiation of Fantom's product line, a greater perceived interchangeability of products among consumers and a resultant cycle of price reductions.

"Our unit sell-through and market share of upright vacuums in the November/December 2000 period increased over the same period in the previous year," stated Allan Millman, President and CEO. "However, our revenue per unit fell substantially due to price reductions necessitated by competitive pressures. Also, orders in December 2000 were negatively impacted by the general softness experienced by retailers during the holiday season.

"While the past several months have been very challenging for the Company, we are confident that our strategy of developing and introducing innovative new products will help us to increase our listings with retailers and realize higher prices and margins. In the second quarter of calendar 2001, our plans include the launch of a major new line of corded vacuums that incorporates superior, proprietary technology and provides meaningful advantages to end-users. We expect this to mark the start of the renewal of our floor-care business. This summer, we plan to revitalize our product line further with the introduction of our full-performance wireless vacuum. We presented our complete line-up of new floor-care products to retailers at the recent International Housewares Show in Chicago, where it received a very positive reception.

"As announced separately today, the FANTOM(R) CALYPSO(TM) Microbiological Water Processor has successfully completed the regulatory and microbiological testing required for Canada. We plan to introduce our breakthrough water processor to the Canadian market in the current quarter. In the United States, we are in the final stages of testing with Underwriters Laboratories Inc. Once that testing is complete, we will be in a position to begin shipping to 48 of the 50 states. Two states, Iowa and California, have separate certification requirements that the Company is pursuing.

"We are also continuing to develop our universal thermal energy cell that is designed to act as a heat pump, converting electrical energy for heating or cooling, or as an electrical generator fed by solar energy or fossil fuels.

"While our new product activities have required significant capital and organizational resources, we have also focused intensely on reducing manufacturing costs for our current product line to assist us in our transition."

The Company's gross margin declined to 23.0% in Q2 of fiscal 2001 from 37.0% in Q2 of fiscal 2000. The decline was due to price reductions made in response to competitive actions, a shift in mix to lower margin accounts and a $1.5 million inventory write-down recorded to reflect the weaker after-market and lower net realizable value of refurbished vacuums. Selling, general and administrative expenses declined 20.3% from the year-earlier period but as a percentage of sales increased to 34.1% in Q2 of fiscal 2001 from 27.7% in Q2 of fiscal 2000. The increase, as a percentage of sales, was due to higher levels of trade spending for advertisements in retail flyers and for adjustments to the pricing of in-store inventory.

Research and development spending in Q2 of fiscal 2001 totaled $2.1 million (net of tax credits of $0.1 million). Of this total, $1.0 million was capitalized, $0.7 million was allocated against deferred costs and $0.4 million was expensed (net of tax credits of $0.1 million). For the first half of the current fiscal year, research and development spending was $3.5 million (net of tax credits of $0.2 million) of which $1.5 million was capitalized, $1.0 million was allocated against deferred costs and $1.0 million was expensed (net of tax credits of $0.2 million).

The Company also announced today that it has suspended payment of its quarterly cash dividend. The Company stated that it would consider reinstating a dividend following improvement of the Company's financial performance.

About Fantom Technologies

Fantom Technologies Inc. of Ontario, Canada is a growth-oriented, household-appliance company, seeking the best ideas in technology that will make daily living better for consumers. Fantom changed the face of the vacuum cleaner industry in North America with its line of dual-cyclonic vacuums. The Company is developing several new products based on proprietary technology and has aggressive plans to expand the markets and geographic territories in which it competes. Since May 1998, eighty-seven utility patent applications have been filed for technologies the Company is either acquiring or exclusively licensing through its association with Omachron Technologies, Inc. Of these, twenty-seven have already been allowed by the United States patent office.

For more information about Fantom Technologies, visit the Company's web site at www.fantom.com.

The foregoing information includes certain statements relating to the Company which are forward-looking statements under Section 21E of the United States Securities Exchange Act of 1934. The words "strategy", "plans", "expect", "designed" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements are based on assumptions made by, and information available to, the Company. However, there are important factors that could cause actual results to differ materially from those in such forward-looking statements including, among others, the contingencies arising from the uncertainties which are inherent in the development of new technology and the unanticipated costs and time delays which often arise in the process of developing new products based on innovative technology. The Company does not intend, and assumes no obligation, to update the forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

                              Financial Highlights
                        (Unaudited, in Canadian Dollars)

--------------------------------------------------------------------------------------------------------------------
                                         Consolidated Statements of Income
--------------------------------------------------------------------------------------------------------------------
                                             Six Months Ended                              Three Months Ended
--------------------------------------------------------------------------------------------------------------------
December 31,                              2000                   1999                    2000                   1999
--------------------------------------------------------------------------------------------------------------------
 Sales                            $ 89,135,006           $117,964,689            $ 39,458,452            $60,920,152
--------------------------------------------------------------------------------------------------------------------
 Cost of Goods Sold               $ 67,862,313           $ 74,155,615            $ 30,400,864            $38,391,416
--------------------------------------------------------------------------------------------------------------------
 Gross Margin                     $ 21,272,693           $ 43,809,074            $  9,057,588            $22,528,736
--------------------------------------------------------------------------------------------------------------------
 Selling, General &               $ 25,275,200           $ 32,055,471            $ 13,469,891            $16,900,116
 Administrative
--------------------------------------------------------------------------------------------------------------------
 Research and  Development        $    952,088           $    936,303            $    365,945            $   151,929
--------------------------------------------------------------------------------------------------------------------
 Finance Charges                  $    534,439              ($152,111)           $    320,488               ($87,190)
--------------------------------------------------------------------------------------------------------------------
 Income (Loss) Before Taxes      ($  5,489,034)          $ 10,969,411           ($  5,098,736)           $ 5,563,881
--------------------------------------------------------------------------------------------------------------------
 Tax Provisions                  ($  2,086,000)          $  4,059,206           ($  1,935,517)           $ 2,059,206
--------------------------------------------------------------------------------------------------------------------
 Net Income (Loss)               ($  3,403,034)          $  6,910,205           ($  3,163,219)           $ 3,504,675
--------------------------------------------------------------------------------------------------------------------
 Earnings Per Share (Basic)             ($0.32)          $       0.76                  ($0.29)           $      0.39
--------------------------------------------------------------------------------------------------------------------
 Average # of Shares                 9,130,408              9,072,063               9,130,408              9,098,008
 Outstanding
--------------------------------------------------------------------------------------------------------------------
 Earnings Per Share                     ($0.32)          $       0.73                  ($0.29)           $      0.37
 (Fully-Diluted)
--------------------------------------------------------------------------------------------------------------------

                              Financial Highlights
                        (Unaudited, in Canadian Dollars)

------------------------------------------------------------------------------------------------------------------------
                                               Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------------------
                       December 31                                                          2000                    1999
------------------------------------------------------------------------------------------------------------------------
 Cash                                                                              $           0            $  7,198,478
------------------------------------------------------------------------------------------------------------------------
 Other Current Assets                                                              $  48,339,770            $ 63,223,013
------------------------------------------------------------------------------------------------------------------------
 Deferred Development Costs, Net of Amortization                                   $   5,185,804            $  2,549,941
------------------------------------------------------------------------------------------------------------------------
 Other Assets                                                                      $   7,777,616            $  2,067,400
------------------------------------------------------------------------------------------------------------------------
 Property, Plant & Equipment at Cost                                               $  50,747,980            $ 41,954,289
------------------------------------------------------------------------------------------------------------------------
 Less Accumulated Depreciation                                                      ($12,608,552)            ($9,271,601)
------------------------------------------------------------------------------------------------------------------------
 Net Fixed Assets                                                                  $  38,139,428            $ 32,682,688
------------------------------------------------------------------------------------------------------------------------
 Total Assets                                                                      $  99,442,618            $107,721,520
------------------------------------------------------------------------------------------------------------------------
 Bank Indebtedness                                                                 $   9,401,121            $          0
------------------------------------------------------------------------------------------------------------------------
 Other Current Liabilities                                                         $  29,292,729            $ 37,682,025
------------------------------------------------------------------------------------------------------------------------
 Future Income Taxes                                                               $   4,502,449            $  3,852,297
------------------------------------------------------------------------------------------------------------------------
 Long-Term Deferred Currency-Hedging Exchange Gains                                $           0            $    357,171
------------------------------------------------------------------------------------------------------------------------
 Other Liabilities                                                                 $     220,000            $     85,000
------------------------------------------------------------------------------------------------------------------------
 Share Capital                                                                     $  28,988,827            $ 28,623,307
------------------------------------------------------------------------------------------------------------------------
 Retained EarningS                                                                 $  27,037,492            $ 37,121,720
------------------------------------------------------------------------------------------------------------------------
 Total Liabilities & Shareholders' Equity                                          $  99,442,618            $107,721,520
------------------------------------------------------------------------------------------------------------------------


     For more information, please contact:

     Allan Millman               Steve Doorey
     President & CEO             Vice President, CFO
     416-622-9740 Ext. 232       905-734-7476 Ext. 281